1606 Corp.

2425 E. Camelback Rd, Suite 150

Phoenix, AZ 85016

By EDGAR

January 4, 2022

United Sates Securities and Exchange Commission
Division of Corporate Finance
Office of Energy & Transportation

100 F Street NE, Mail Stop 3561
Washington, D.C. 20549

Re:	1606 Corp.
Amendment No. 2 to Registration Statement on Form S-1 Filed December 17, 2021 File No. 333-258912

Dear Sir or Madam:

By letter dated January 3, 2022 (the “Letter”), the U.S. Securities and Exchange Commission (the “SEC”) provided 1606 Corp. (the “Company”) with a letter on the Company’s Registration Statement on Form S-1/A-2 (the “Registration Statement”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

Amendment No. 2 to Registration Statement on Form S-1 Filed December 17, 2021

Prospectus Cover

1. We note your disclosure that "the selling shareholders may sell their shares prior to the Company obtaining approval to trade its stock on the OTC Bulletin Board or one of its premium marketplaces of OTC Links ATS (i.e., OTCQX or OTCQB) at prevailing market prices or privately negotiated prices." Please remove this disclosure. In this regard, please note that unless there is an established trading market for securities, shares resold by stockholders in a public offering must sell at a fixed price until such time as a market is established. Please also make conforming edits under the heading Determination of Offering Price on page 16 as you made in response to our prior comment.

Response: Disclosure have been revised as requested

If you have any questions regarding this request for withdrawal, please do not hesitate to contact Jeffrey Stein, Esq. at (516) 422-6285 or jstein@jmslg.com.

Sincerely,

Gregory Lambrecht, President